Exhibit 1

ASX ANNOUNCEMENT

14 March 2017

DEPUTY CEO PHIL COFFEY TO RETIRE

Westpac Group Chief Executive Officer, Mr Brian Hartzer, today announced that after a distinguished career with Westpac spanning more than 20 years, Deputy Chief Executive Officer Mr Phil Coffey has decided to retire.

Mr Coffey has served on Westpac’s Executive team for 15 years, including three years as Deputy CEO, eight as Chief Financial Officer and four as Group Executive, Westpac Institutional Bank.

Mr Hartzer said that Westpac had benefited from Phil’s deep financial services experience, his business and risk judgment and his insightful leadership.

“Phil retires having made a very significant contribution to the Group. In his role running our Institutional Bank he helped lift the business to industry leadership, a position it continues to hold today. And as Chief Financial Officer during the global financial crisis, Phil was instrumental in seeing Westpac emerge as a stronger and better company,” Mr Hartzer said.

“As Deputy CEO, he has continued to apply his expertise in risk, finance, capital management and regulatory issues to further develop the Group’s strategy and address industry challenges and opportunities. Notably, Phil oversaw Westpac’s contribution to the Federal Government’s Financial System Inquiry and is currently leading work underway to rebuild customer trust.

“On behalf of all of us at Westpac, I would like to thank Phil for the enormous contribution he has made to the Group and wish him every success as he pursues the next phase of his career as a non-executive director. On a personal note, I would also like to thank Phil for the support he has provided me as my Deputy over the past two years,” he said.

Mr Coffey said it had been a privilege to be a part of the Group.

“Westpac has given me the wonderful opportunity of a varied and challenging career since I joined more than 20 years ago. Over that time, we have handled the disruption from Y2K, the DotCom era, 9/11 and the Global Financial Crisis,” Mr Coffey said.

“We have transformed the company via the acquisitions of BT and St. George and dramatically strengthened the balance sheet in terms of capital, funding and liquidity. I am proud to have been part of that.

“I wish Brian, the leadership team and everyone at Westpac Group every success for the future,” he said.

Mr Coffey will leave Westpac Group on 31 May 2017. He will continue in his role as Chairman of Westpac Bicentennial Foundation.

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For Further Information

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